SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Restoration Hardware Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

761283 100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761283 100

1	NAME OF REPORTING PERSON Carlos Alberini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,382,306
	6	SHARED VOTING POWER 406,819
	7	SOLE DISPOSITIVE POWER 4,382,306
	8	SHARED DISPOSITIVE POWER 406,819
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,789,125
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 761283 100

Item 1(a).	Name of Issuer:

RESTORATION HARDWARE HOLDINGS, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15 Koch Road, Suite J
Corte Madera, CA 94925

Item 2(a).	Name of Person Filing

Carlos Alberini

Item 2(b).	Address of Principal Business Office or, if None, Residence

15 Koch Road, Suite J
Corte Madera, CA 94925

Item 2(c).	Citizenship

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

761283 100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP NO. 761283 100

Item 4.	Ownership

(a)	Amount beneficially owned:

4,789,125 shares. Includes 406,819 shares of common stock held by Carlos Alberini, as trustee of the Carlos E. Alberini Family Trust, dated November 1, 2012, 317,363 shares of unvested common stock that may vest within 60 days of December 31, 2012 and 2,976,826 shares of common stock issuable upon the exercise of options that may be exercisable within 60 days of December 31, 2012, in each case subject to increases in the share price of our common stock as set forth in the applicable award agreements.

(b)	Percent of class:

Approximately 11.7% of the shares of Common Stock outstanding as of December 31, 2012, assuming 40,903,838 shares outstanding, representing (i) 37,927,012 shares outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q filed on December 17, 2012 and (ii) 2,976,826 shares subject to options exercisable within 60 days of December 31, 2012.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

4,382,306

(ii)	Shared power to vote or to direct the vote

408,819

(iii)	Sole power to dispose or to direct the disposition of

4,382,306

(iv)	Shared power to dispose or to direct the disposition of

408,819

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 761283 100

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ Carlos Alberini
Carlos Alberini

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